UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported)

December 1, 2018

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

47-5474718
(I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

On December 2, 2018, the Board of Directors of TMPOS, Inc. (the “Company”) approved the removal of voting rights to the following shareholders and their respective holdings;

Sang Lee, Number of Shares – 35,000,000

ESolutionsTG, Number of Shares – 5,000,000

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On December 1, 2018, the Board of Directors of TMPOS, Inc. (the “Company”) approved the removal of Sang Lee, Chief Executive Officer of the Company effective immediately.

ITEM 9. OTHER INFORMATION

Effective as of December 1, 2018, the Board of Directors of TMPOS, Inc. (the “Company”) appointed Brent C. Beeman as Chief Executive Officer.

Effective as of December 1, 2018, the following persons were appointed as officers of the Company to serve until their successors are duly appointed and qualified:

Brent Beeman, Chief Executive Officer & Chief Financial Officer

James Chang, President

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc.
a Georgia corporation

Date: December 2, 2018	By:	/s/ James Chang
James Chang, Director

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